UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

FFP (Corporate Services) Limited

2nd Floor Harbour Centre

159 Mary Street

George Town

Grand Cayman KY1-9006

Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INTRODUCTORY NOTE

Business Combination

As previously announced, Black Titan Corporation, a Cayman Islands exempted company limited by shares (“Black Titan” or “PubCo”) consummated the acquisition of all the issued and outstanding shares of Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan”) and TalenTec Sdn. Bhd., a Malaysia private limited company (“TalenTec”), in accordance with the terms of that certain Merger and Contribution and Share Exchange Agreement, dated August 19, 2024 (as amended and supplemented, the “Merger Agreement”), by and among Black Titan, TTNP Merger Sub, Inc., a Delaware corporation, and a direct wholly owned subsidiary of Black Titan (“Merger Sub”), and TalenTec.

On October 1, 2025 (the “Closing Date”), as contemplated in the Merger Agreement and described in the section titled “Proposal No. 1 – The Business Combination Proposal” beginning on page 88 of the proxy statement/prospectus, as amended and supplemented (the “Proxy Statement/Prospectus”), dated July 22, 2025, Merger Sub merged with and into Titan, and Titan became a direct wholly owned subsidiary of Black Titan. Each issued and outstanding share of common stock of Titan was exchanged for one Black Titan Ordinary Share.

In accordance with the terms of that certain share exchange agreement, dated July 25, 2025, by and among Black Titan, Titan, TalenTec, and each of the TalenTec shareholders (the “Share Exchange Agreement”), immediately following the effectiveness of the Merger, each TalenTec shareholder contributed and exchanged all of its shares in TalenTec for Black Titan ordinary shares, $0.001 par value (“Ordinary Shares”). As a result of the share exchange, TalenTec became a direct wholly owned subsidiary of Black Titan. Pursuant to the terms of the Share Exchange Agreement, each TalenTec Shareholder contributed all of such it shares in TalenTec to Black Titan, and, in exchange Black Titan issued to the TalenTec Shareholders, for each share contributed, 8.524 newly issued Black Titan Ordinary Shares for a total of 7,210,800 Black Titan Ordinary Shares issued in the aggregate.

The transactions consummated pursuant to the Merger Agreement and the Share Exchange Agreement are hereinafter referred to as the “Business Combination.”

Pursuant to the Merger Agreement, at the effective time of the Merger:

●

By virtue of the Merger, and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub, each share of Merger Sub that is issued and outstanding immediately prior to the Merger shall automatically be converted into an equal number of shares of Titan.

●

By virtue of the Merger, and without any action on the part of the holders of Titan common stock, each share of Titan common stock that was issued and outstanding immediately prior to the Merger Effective was automatically cancelled and ceased to exist, in exchange for the right to receive one Black Titan Ordinary Share.

●

By virtue of the Merger, and without any action on the part of the holders of Titan Series AA Preferred Stock each share of Titan Series AA Preferred Stock that is issued and outstanding immediately prior to the Merger was automatically cancelled and ceased to exist in exchange for the right to receive 1.07296 Black Titan Ordinary Shares.

●

By virtue of the Merger, without any action on the part of any holder of Titan warrants or options, each Titan warrant or option that was issued and outstanding immediately prior to the Merger become a warrant or option, as applicable, to purchase that number of Black Titan Ordinary Shares equal to the number of shares of Titan Common Stock that would have been issuable upon the exercise of that warrant or option, as applicable, at an exercise price per share equal to the per share exercise price of such warrant or option, and otherwise upon the same terms and conditions, as set forth in the applicable underlying agreement. Other than as described in the immediately preceding sentence, each such warrant or option so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying warrant or option immediately prior to the Merger. Notwithstanding the foregoing, a holder of those certain Titan warrants initially exercisable October 30, 2020, expiring December 1, 2025; or those certain Titan warrants initially exercisable January 20, 2021, expiring July 20, 2026; or those certain Titan warrants initially exercisable February 4, 2022, expiring August 4, 2027, may, within 30 days after the consummation of the Merger, require Titan to purchase the unexercised portion of those warrants from the holder at the Black Scholes Value (as defined in the warrant) of that portion.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and the Share Exchange Agreement, which are attached hereto as Exhibits 2.1 and 10.2, respectively, and are incorporated herein by reference.

Convertible Preferred Shares Subscription Agreement – the PIPE

On June 20, 2025, Black Titan and ARC Group Limited (the “Series A Investor”) entered into a subscription agreement for the purchase of up to $4,000,000 of Series A convertible preferred shares of Black Titan, $0.001 par value per share with a stated value of $1,000 per share (the “Series A Preferred Shares”), which may be done in tranches at the option of Black Titan by way of a “drawdown” (the “PIPE”). Under the SPA, Black Titan may, in its sole discretion, and upon written notice to the Series A Investor (the “Drawdown Notice”), sell to the Series A Investor such number of Series A Preferred Shares (each demand referred to as a “Drawdown”) as set forth in the Drawdown Notice, at any time from the time of the Closing until September 30, 2026 (the “Drawdown Period”). The Series A Preferred Shares are convertible into Black Titan Ordinary Shares at a conversion price equal to 85% of the VWAP for the trailing five business days as of the date Black Titan sends a Drawdown Notice. On August 21, 2025, the SPA was amended to increase the amount of Series A Preferred Shares to be purchased thereunder to up to $6,000,000.

On October 1, 2025, Black Titan submitted a Drawdown Notice for $5,500,000, resulting in the issuance of 5,500 Series A Preferred Shares to the Series A Investor.

Entry into a Material Definitive Agreement

Registration Rights Agreements

On October 1, 2025, Black Titan and Mr. Dass entered into a registration rights agreement with respect to the 2,344,100 Black Titan Ordinary Shares that Mr. Dass received in connection with the closing of the Business Combination (the “Registrable Securities”).

The Registration Rights Agreement provides that, at any time and from time to time on or after consummation of the Business Combination, Mr. Dass may make a written demand for registration of all or part of his Registrable Securities. Upon receipt of such demand, Black Titan shall file, as promptly as possible thereafter, a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”), and shall use commercially reasonable best efforts to cause the registration statement to be declared effective as soon as possible after filing and, once effective, to keep the registration statement continuously effective until there are no longer any Registrable Securities that had been registered thereunder. The Company shall be obligated to file no more than one long-form demand registration statement or a total of three demand registration statements.

The demand registration rights provided therein are subject to cutbacks if a reduction in the number of Registrable Securities is required by the SEC. To the extent cutbacks occur, promptly following such time as may be permitted by the SEC, the Company shall be required to file a registration statement covering the resale of the cut back securities (subject also to the terms of this Section) and shall use its best efforts to cause such Registration Statement to be declared effective as promptly as practicable.

A copy of the Registration Rights Agreement is filed with this Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Completion of Acquisition or Disposition of Assets.

On August 26, 2025, the Business Combination was approved by the stockholders of Titan at the special meeting of stockholders of Titan (the “Meeting”). The Business Combination was completed on October 1, 2025.

The following information is provided about the business of TalenTec following the consummation of the Business Combination, set forth below under the following captions:

●	Cautionary Note Regarding Forward-Looking Statements;;

●	Risk Factors;

●	Information Related to PubCo (Black Titan)

●	Information Related to Talentec

●	PubCo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

●	Talentec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

●	Management of PubCo Following the Business Combination

●	Beneficial Ownership of Talentec;

●	Certain Relationships and Related Person Transactions;

●	Description of PubCo Securities;

●	Regulations Applicable to the Company;

●	Legal Proceedings;

●	Financial Statements and Exhibits.

Cautionary Note Regarding Forward-Looking Statements

We make forward-looking statements in this Current Report on Form 6-K, including in the statements incorporated herein by reference. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

The forward-looking statements are based on the current expectations of Black Titan and its management of and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, TalenTec’s actual results or performance may be materially different from those expressed or implied by its forward-looking statements. Some factors that could cause TalenTec’s actual results to differ include:

●	TalenTec’s ability to grow market share in its existing markets or any new markets it may enter;

●	TalenTec’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which TalenTec operates;

●	political instability in the jurisdictions in which TalenTec operates;

●	anticipated technological trends and developments and TalenTec’s ability to address those trends and developments with its products and offerings;

●	the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personal identifiable information;

●	the risk that the Business Combination disrupts current plans and operations of TalenTec as a result of the announcement and consummation of the Business Combination;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect TalenTec’s business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Black Titan’s ability to raise financing in the future;

●	exchange rate fluctuations;

●	legal, regulatory and other proceedings;

●	changes in interest rates or rates of inflation;

●	tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where the Company operates; and

●	Black Titan’s ability to maintain the listing of its securities on Nasdaq following the Business Combination.

Nothing in this Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Black Titan does not undertake any obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, except as may be required under applicable securities laws.

Business

The business of TalenTec is described in the Proxy Statement/Prospectus in the section entitled “Information Related to TalenTec” beginning on page 124, which is incorporated herein by reference.

Risk Factors

The risk factors related to the business and operations of TalenTec and the Business Combination are set forth in the Proxy Statement/Prospectus in the section entitled “Risk Factors” beginning on page 41, which is incorporated herein by reference.

Management’s Discussion and Analysis of Financial Condition and Operations

Reference is made to the disclosure contained in the Proxy Statement/Prospectus beginning on page 142 in the section entitled “Pubco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and on page 143 in the section entitled “TalenTec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference herein.

Beneficial Ownership Of Securities Of Black Titan

The following table sets forth information regarding the beneficial ownership of Black Titan’s Ordinary Shares immediately following the consummation of the Business Combination on October 1, 2025, by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Black Titan to be the beneficial owner of more than 5% of shares of our Ordinary Shares;

●	each of the executive officers and directors of Black Titan; and

●	all executive officers and directors of Black Titan’s as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Black Titan’s Ordinary Shares is based on 7,210,800 Ordinary Shares issued and outstanding as of October 1, 2025.

Unless otherwise indicated, Black Titan believes that each person named in the table below has sole voting and investment power with respect to all shares of common stock beneficially owned by him.

	Number of Shares	% Ownership
Avraham Ben-Tzvi(1)	9,563	*
Chay Weei Jye	0	*
Brynner Chiam	0	*
Francisco Osvaldo Flores Garcia	0	*
Firdauz Edmin Bin Mokhtar	0	*
Gabriel Loh	0	*
All Directors and Officers as a group (6 persons)	9,563	*

5% and Greater Owners

The Sire Group Ltd. and Jeffrey Chung(2)	1,019,313	14.1%
Danny Vincent Dass(3)	2,344,100	32.5%
ARC Group Limited(4)	720,358	9.9%
Koay Chee Leong(5)	639,300	8.9%
Leow Kian Yong(6)	639,300	8.9%
Goh Chee Siong(7)	681,920	9.5%

*Less than one percent

(1)	Includes 6,250 Ordinary Shares subject to options exercisable within 60 days.
(2)	The Sire Group Limited is wholly owned by Jeffrey Chung. Mr. Chung is the beneficial owner of the Ordinary Shares held by The Sire Group and has sole voting and dispositive power over the shares. The address for the Sire Group Limited is No.4 Franky Building, Providence Industrial Estate, Mahe, Seychelles—.

(3)	Danny Vincent Dass directly holds 2,344,100 Ordinary Shares. Mr. Dass has sole voting and dispositive power with respect to such shares. The address for Mr. Dass is 21, Lengkok Lumba Kuda, Race Course Garden,11400 Ayer Itam, Pulau Pinang, Malaysia.
(4)	Mr. Abraham Cinta beneficially owns 720,358 Ordinary Shares through the ARC Group Limited. As CEO of the ARC Group Limited, the record owner of the shares, Mr. Cinta has sole voting and dispositive power over the shares. The address for the ARC Group Limited is 1539 Nanjing West Road, Office Tower 2, Floor 43, Kerry Center 200040, Shanghai China. The reporting persons have the right to acquire the referenced number of shares upon the conversion of Series A convertible preferred shares, at a conversion ratio determined in accordance with the terms of the applicable agreement (using the VWAP during the five consecutive trading days ending on September 30, 2025).
(5)	Koay Chee Leong directly holds 639,300 Ordinary Shares. Mr. Koay acquired these Ordinary Shares in connection with the completion of the share exchange consummated on October 1, 2025. Mr. Koay has sole voting and dispositive power with respect to such shares. The address for Mr. Koay is 47-3-23, Tingkat Paya Terubong 4, Paya Terubong, 11060 Ayer Itam, Pulau Pinang, Malaysia.
(6)	Leow Kian Yong directly holds 639,300 Ordinary Shares. Mr. Leow acquired these Ordinary Shares in connection with the completion of the share exchange consummated on October 1, 2025. Mr. Leow has sole voting and dispositive power with respect to such shares. The address for Mr. Leow is 65, Lintang Bukit Penara 4, 11000 Balik Pulau, Pulau Pinang, Malaysia.
(7)	Goh Chee Siong directly holds 681,920 Ordinary Shares. Mr. Goh acquired these Ordinary Shares in connection with the completion of the share exchange consummated on October 1, 2025. Mr. Leow has sole voting and dispositive power with respect to such shares. The address for Mr. Goh is 439 Persiaran Mayang Pasir 4, Bayan Baru 11950 Bayan Lepas, Pulau, Pulau Pinang, Malaysia.

Directors and Executive Officers

Black Titan’s directors and executive officers after the consummation of the Business Combination are described in the Proxy Statement/Prospectus beginning on page in the section entitled “Management of Pubco Following the Business Combination” beginning on page 154 and that information is incorporated herein by reference, and as supplemented by the Proxy Statement/Prospectus Supplement No. 4 to the Proxy Statement/Prospectus, dated September 19, 2025 in the section entitled “Recent Developments – Appointment of New Chief Executive Officer and Chief Financial Officer.”

In connection with the Closing, each of Titan’s and Merger Sub’s officers and directors resigned.

Director Independence

The Nasdaq Stock Market LLC (“Nasdaq”) listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

As a foreign private issuer within the meaning of the rules under the Securities and Exchange Act of 1934, as amended (the “34 Act”), PubCo is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies.. As a foreign private issuer, PubCo is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, PubCo intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

Upon the closing of the Business Combination, the size of PubCo’s board of directors is six directors, four of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq and Rule 10A-3 of the 34 Act. Messrs. Avraham Ben-Tzvi, Firdauz Edmin Bin Mokhtar, Francisco Osvaldo Flores García and Gabriel Loh will be “independent directors.”

Committees of the Board of Directors

Following the closing of the Business Combination, the standing committees of the Board consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

PubCo’s audit committee will consist of Firdauz Edmin Bin Mokhtar, Francisco Osvaldo Flores García and Gabriel Loh, with Firdauz Edmin Bin Mokhtar serving as the chair of the committee. Each proposed member of the audit committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each proposed member of the audit committee is financially literate. Following the Business Combination, the board of directors will determine which member of the audit committee qualifies as an “audit committee financial expert”, as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of Nasdaq. The description of the audit committee included in the Proxy Statement/Prospectus in the section entitled “Management of Pubco Following the Business Combination —Committees of the Board of Directors—Audit Committee” beginning on page 156 is incorporated herein by reference.

PubCo’s nominating and corporate governance committee will consist of Francisco Osvaldo Flores García, Avraham Ben-Tzvi, and Firdauz Edmin Bin Mokhtar, with Francisco Osvaldo Flores García, serving as the chair of the committee. Each proposed member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations. The description of the nominating and corporate governance Committee included in the Definitive Proxy Statement in the section entitled “Management of Pubco Following the Business Combination — Committees of the Board of Directors — Nominating and Corporate Governance Committee” beginning on page 157 is incorporated herein by reference.

PubCo’s compensation committee will consist of Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García, with Francisco Osvaldo Flores García serving as the chair of the committee. Each proposed member of the Compensation Committee is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee. The description of the Compensation Committee included in the Proxy Statement/Prospectus in the section entitled “Management of Pubco Following the Business Combination — Committees of the Board of Directors — Compensation Committee” beginning on page 157 is incorporated herein by reference

Executive and Director Compensation

Following the Closing, PubCo intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling PubCo to attract, motivate and retain individuals who contribute to the long-term success of PubCo. Specific determinations with respect to director and executive compensation after the Business Combination have not yet been made.

Certain Relationships and Related Person Transactions

The description of certain relationships and related transactions is included in the Proxy Statement/Prospectus in the section entitled “Certain Relationships and Related Person Transactions” beginning on page 161, which is incorporated herein by reference.

Legal Proceedings

The description of legal proceedings is included in the Proxy Statement/Prospectus in the section entitled “Legal Proceedings” on page 134, which is incorporated herein by reference.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Black Titans Ordinary Shares trade on the Nasdaq under the symbol “BTTC.” BTTC has not paid any cash dividends on its shares of capital stock to date. It is the present intention of the Board to retain all earnings, if any, for use in BTTC s business operation and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon BTTC s’ revenue and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of the Board. Further, the ability of BTTC to declare dividends may be limited by the terms of financing or other agreements entered by it or its subsidiaries from time to time.

Recent Sales of Unregistered Securities

The securities issued in connection with the PIPE were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Description of Securities

A description of Black Titan’s Ordinary Shares, Preferred Shares and Series A Preferred Shares is included in the Proxy Statement/Prospectus in the section entitled “Description of PubCo Securities” beginning on page 176, as supplemented by the Proxy Statement/Prospectus Supplement No. 4 to the Proxy Statement/Prospectus, dated September 19, 2025 in the section entitled “Amendment to Articles of Association,” which is incorporated herein by reference.

Indemnification of Directors and Officers

Information about the indemnification of PubCo directors and officers is set forth in the Proxy Statement/Prospectus in the section entitled “Comparison of Corporate Governance and Shareholder Rights – Indemnification of Directors and Officers” beginning on page 189 and in Black Titan’s Registration Statement on Form F-4 (File No. 333-287709) filed with the SEC on July 3, 2025, beginning on page II-1 in Item 14 of Part II thereof, which is incorporated herein by reference.

Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

The audited consolidated financial statements of Black Titan as of July 31, 2024 and for the period July 11, 2024 (inception) through July 31, 2024 and the unaudited financial statements of Black Titan as of January 31, 2025 and for the six months ended January 31, 2025, together with the notes thereto, are set forth in the Proxy Statement/Prospectus beginning on page F-34 and are incorporated herein by reference.

The audited financial statements of Talentec as of July 31, 2024 and 2023, and for the years ended July 31, 2024 and 2023, and the unaudited condensed consolidated financial statements of Talentec as of January 31, 2025 and for the six months ended January 31, 2024 and 2025, together with the notes thereto, are set forth in the Proxy Statement/Prospectus beginning on page F-48 and are incorporated herein by reference.

The audited financial statements of Titan as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, and the unaudited financial statements of Titan as of March 31, 2025 and for the three months ended March 31, 2025 and 2024, together with the notes thereto, are set forth in the Proxy Statement/Prospectus beginning on page F-2 and are incorporated herein by reference.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of Black Titan, Titan and TalenTec as of January 31, 2025 and for the year ended July 31, 2024, is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
Exhibit 2.1	Agreement and Plan of Merger, dated as of August 19, 2024, incorporated by reference to Exhibit 2.1 to Registration Statement on Form F-4 (Reg. no 333-287709), filed June 2, 2025.

Exhibit 10.1	Registration Rights Agreement, between Black Titan and Danny Vincent Dass, entered into October 1, 2025 (filed herewith).

Exhibit 10.2	Share Exchange Agreement, dated as of July 25, 2025 (incorporated by reference to Exhibit 10.7 to Post-effective Amendment no.1, filed September 26, 2025, to Registration Statement on Form F-4 (Reg. no 333-287709).

Exhibit 99.1	Unaudited Pro Forma Condensed Combined Financial Information (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK TITAN CORPORATION

Date:	October 8, 2025	By:	/s/ Chay Weei Jye
		Name:	Chay Weei Jye
		Title:	Chief Executive Officer